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                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     Schedule 13D

                      Under the Securities Exchange Act of 1934
                                (Amendment No.  2  )*

                           COMMUNITY FIRST BANKSHARES, INC.
                                   (Name of Issuer)

                            COMMON STOCK, $0.01 PAR VALUE
                            (Title of Class of Securities)

                                     203902 10 1
                                     -----------
                                    (CUSIP Number)

                                   Patrick Delaney
                             Lindquist & Vennum P.L.L.P.
                                   4200 IDS Center
                                80 South Eighth Street
                             Minneapolis, Minnesota 55402
                              TELEPHONE:  (612) 371-3211
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                    JULY 30, 1997
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  Page 1 of 4 Pages
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-------------------------
CUSIP No.  203902 10 1
-------------------------
--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS     Dennis M. Mathisen
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)   (a) / /

                                                                        (b) / /
--------------------------------------------------------------------------------
3 SEC USE ONLY

--------------------------------------------------------------------------------
4 SOURCE OF FUNDS (See instructions)   N/A

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e)     / /
--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

--------------------------------------------------------------------------------
                                        7   SOLE VOTING POWER       1,281,705

    NUMBER OF                          -----------------------------------------

     SHARES                            8    SHARED VOTING POWER     -0-
   BENEFICIALLY
     OWNED BY                          -----------------------------------------
                                        9    SOLE DISPOSITIVE POWER  1,281,705
      EACH
    REPORTING
      PERSON                           -----------------------------------------
       WITH                             10  SHARED DISPOSITIVE POWER -0-

--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   1,281,705

--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   / /
   (See instructions)

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      6.88%

--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON (See instructions)   IN

--------------------------------------------------------------------------------


                                  Page 2 of 4 Pages
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Item 1.  SECURITY AND ISSUER

    The class of equity securities to which this Amendment No. 2 to Schedule 13D relates is the Common Stock, par value $.01 per share (the "Common Stock"), of Community First Bankshares, Inc. (the "Company"). The address of the principal executive office of the Company is 520 Main Avenue, Fargo, North Dakota 58124-0001.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

    (c) The purpose of this filing is to report three sales by Mr. Mathisen of an aggregate 200,000 shares of Common Stock of the Company in July 1997. The sales were effected in open market transactions. The Company's shares are traded on the Nasdaq National Market. As a result of the sales, the remaining 1,281,705 shares beneficially owned by Mr. Mathisen represent approximately 6.88% of the currently outstanding shares of Common Stock of the Company. Mr. Mathisen has sole voting and dispositive power with respect to all of the shares of Common Stock of the Company that he owns. Set forth below are the respective sales of Common Stock of the Company made by Mr. Mathisen in July 1997:

      Date                No. of Shares Sold               Price Per Share
      ----                ------------------               ---------------

     07/28/97                     50,000                        $38.00
     07/29/97                     50,000                        $38.00
     07/30/97                    100,000                        $39.29
                                 -------

        Total:                   200,000

        Remaining
         Shares Held:        1,281,705  (6.88%)



                                  Page 3 of 4 Pages
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                                      SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: September 22, 1997               /s/ Dennis M. Mathisen
                                       -----------------------------------
                                           Dennis M. Mathisen


















                                  Page 4 of 4 Pages